UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Applebee’s International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

0000853665

(CUSIP Number)

Norman J. Harrison Breeden Capital Management LLC 100 Northfield Street Greenwich, Connecticut 06830 (203) 618-0065

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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This Amendment No. 2 (this “Amendment”) relates to the Schedule 13D filed by Breeden Capital Management LLC (“Breeden Capital”) and Richard C. Breeden (together with, Breeden Partners (California) L.P., Breeden Partners L.P. and Breeden Partners Holdco Ltd., the “Reporting Persons” or “Breeden Partners”) with the Securities and Exchange Commission on September 29, 2006, as previously amended (the “Schedule 13D”), relating to the common stock, par value $.01 per share (“Common Stock”), of Applebee’s International, Inc., a Delaware corporation (the “Company”). Terms defined in the Schedule 13D are used herein with the same meaning.

Items 4 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 4. Purpose of Transaction.

On January 25, 2007, the Reporting Persons delivered a letter to Mr. Douglas R. Conant, Chairman of the Compensation Committee of the Board of Directors of Applebee’s, to express their concerns with the Company’s executive compensation policies. A copy of the letter is attached hereto as Exhibit C and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit C	Letter to the Chairman of the Compensation Committee of January 25, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2007

BREEDEN CAPITAL MANAGEMENT LLC

By: /s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS L.P.

By: Breeden Capital Partners LLC, its general partner

By: /s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CALIFORNIA) L.P.

By: Breeden Capital Partners LLC, its general partner

By: /s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS HOLDCO LTD.

By: /s/ Richard C. Breeden
Richard C. Breeden
Director

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BREEDEN PARTNERS (CAYMAN) LTD.

By: /s/ Richard C. Breeden
Richard C. Breeden
Director

/s/ Richard C. Breeden
Richard C. Breeden

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Exhibit C

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